NORTH ATLANTIC DRILLING LTD.

Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road

Hamilton, Bermuda

HM 08

January 24, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-7010

Attention:	H. Roger Schwall, Esq.

Assistant Director

Re:	North Atlantic Drilling Ltd.

Registration Statement on Form F-1 (No. 333-185394)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above-captioned Registration Statement on Form F-1 filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 12, 2012, as amended, be accelerated so that it will be made effective at 4:00 p.m. Eastern Daylight Time on January 28, 2014, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the “Act”).

The undersigned registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the undersigned registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned registrant is aware of its obligations under the Act.

Yours faithfully,

NORTH ATLANTIC DRILLING LTD.

By:	/s/ Alf Ragnar Løvdal
Name:	Alf Ragnar Løvdal
Title:	Chief Executive Officer (Principal Executive Officer)

January 24, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	North Atlantic Drilling Ltd.

Registration Statement on Form F-1

File No. 333-185394

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering of up to 13,513,514 shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. EST on January 28, 2014, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated January 24, 2014, through the date hereof:

Preliminary Prospectus dated January 24, 2014:

2270 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

[signature page follows]

Very truly yours,

By:	MORGAN STANLEY & CO. LLC
As Representative of the several Underwriters

By:	/s/ Ashley MacNeill
Name:	Ashley MacNeill
Title:	Executive Director